Joanne R. Soslow
215.963.5262
jsoslow@morganlewis.com

April 19, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention:	Jeffrey Riedler
Assistant Director
Division of Corporation Finance

Re:	Beijing Med-Pharm Corporation
Registration Statement on Form S-1
Pre-effective Amendment No. 1
Filed April 19, 2005
File No. 333-121957

Dear Mr. Riedler:

On behalf of Beijing Med-Pharm Corporation (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 8, 2005 to David Gao with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Where indicated below, the Company will include changes to the respective disclosures in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing contemporaneously with this response letter.

In accordance with 17 C.F.R. § 200.83 (2003), we have provided a letter to the Staff and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of the Company’s responses set forth in this response letter (the “Specified Information”). The Company has redacted the Specified Information from the letter filed via EDGAR (as indicated by “[**]” inserted into each response of the EDGAR filed letter where Specified Information has been redacted) and has included such information solely in paper copies of the letter submitted to the Staff.

We have sent to your attention three courtesy copies of the following: (i) this letter containing the Specified Information set forth in brackets and bold typeface; (ii) this letter as filed via EDGAR with the Specified Information redacted; and (iii) Amendment No. 1, marked to show

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005

changes against the initial filing of the Registration Statement, as filed with the Commission on January 11, 2005.

General

1.        We note that your common stock is quoted on the over-the-counter bulletin board. It appears that in order to be eligible to be quoted on the bulletin board you must be a reporting company. Please provide us with an analysis explaining how you are quoted on the bulletin board even though you are not a reporting company.

Response: The Company has revised the Registration Statement to reflect, and hereby supplementally confirms to the Staff, that its shares are currently quoted on the Pink Sheets and not on the over-the-counter bulletin board.

Prospectus Summary, page 2

2.        Your summary currently emphasizes only your strategy and other aspirations, and does not adequately describe your current operations and the risks and challenges you face. Please expand the discussion of your current business on page 1 and summarize the risk factors on page 3. Disclosing your history of losses and accumulated deficit and quantifying amounts will help to further balance the disclosure.

Response: In response to the Staff’s comment, the Company has revised the prospectus summary provide additional description of its current operations and the risks and challenges it faces, to disclose that it has a history of losses and to quantify its accumulated deficit as of December 31, 2004.

3.        We note your disclosure regarding the Wanwei acquisition in the last paragraph of the Overview. You should expand the disclosure to state how much you are going to pay for Wanwei and when you expect to close the acquisition. Also, you should disclose Wanwei’s working capital and accumulated deficits as of September 30, 2004, as well as Wanwei’s losses for 2003 and the nine-month period ended September 30, 2004.

Response: The Company has revised the prospectus summary to expand this disclosure in response to the Staff’s comment.

4.        In the Strategy subsection, you state that you will pioneer a new business model by using your marketing arm to create demand for products sold by your distribution arm. This does not appear to be a new business model. Please revise.

Response: The Company has clarified this disclosure in the prospectus per the Staff’s comment to provide more support of why it believes it is pioneering a new Chinese pharmaceutical business model.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005

5.       You state that you will have transparent financial reporting. It appears that by transparent, you mean reporting under the Exchange Act. If that is all the transparency you are describing, amend your disclosure to state that Exchange Act reporting will be the extent of the transparency, or just say that you will file under the Exchange Act.

Response: In response to the Staff’s comment, the Company has revised this section to clarify that the transparency described will be to the extent of reports that the Company will be required to file as a reporting company under the Securities Exchange Act of 1934, as amended.

Summary Financial Data, page 4

6.        Please state that the Summary Data does not include Wanwei.

Response: The Company has revised the Summary Data to include this statement per the Staff’s comment.

Risk Factors, page 6

7.        Where you lay out bullet points highlighting specific risk factors, please elaborate on any problems you have faced in the past relating to those bullet points. Please note that in doing so, your resulting disclosure might become significant enough to warrant a separate risk factor. We may have further comments on your disclosure.

Response: Per the Staff’s comment, the Company has revised certain risk factors to include additional disclosure regarding specific problems encountered relating to such risks.

8.        Consider creating a risk factor regarding shares eligible for future sale. In this risk factor, you should disclose the number of shares:

•	subject to registration rights;

•	that are restricted securities within the meaning of Rule 144; and

•	that will be freely tradable, whether under Rule 144, pursuant to a registration statement on Form S-8, etc., 90 days and 180 days after the date of the prospectus.

Response: The Company has revised a similar risk factor, entitled “Sales of substantial amounts of our common stock in the public market could depress the market price of our common stock,” to include additional disclosure per the Staff’s comment.

9.        You state in the first paragraph, “Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also harm our business and our financial condition and results of operations.” Please delete this sentence and amend your disclosure to state that all material risks are described in the risk factors section, and ensure that that statement is true.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005

Response: The Company has revised this disclosure in response to the Staff’s comment.

We have a history of operating losses..., page 5

10.      You state that you are subject to all of the risks that businesses encounter in their early stages of development. Please expand this risk factor and create new risk factors, if necessary, to describe all of the material risks to which you allude.

Response: The Company has deleted this statement from this risk factor per the Staff’s comment.

11.      You state that you expect to incur significant and increasing operating expenses and capital expenditures. Here, and in more detail in MD&A, discuss and quantify the expenses and expenditures you expect to incur. In MD&A, you should also discuss the projected timing of these expenditures.

Response: In response to the Staff’s comment, the Company has revised this risk factor and the MD&A to include additional disclosure in response to the Staff’s comment.

We may be unable to acquire..., page 5

12.      You state that you may be unable to satisfy the closing conditions in the acquisition agreements. Please highlight any closing conditions for which there exists doubt as to whether you will be able to satisfy the condition.

Response: In response to the Staff’s comment, the Company has revised this risk factor to identify the specific closing conditions over which it has no control. [**]

We may continue to experience delays in product introduction ... page 6

13.      As to the Shuganyiyang delay, state how long the delay lasted and the reason the license was not received timely.

Response: This disclosure has been revised, per the Staff’s comment, to set forth the duration of, and the reason for, the delay.

14.      You state that your contracts with pharmaceutical owners and manufacturers relating to some of the products in your product portfolio have a limited duration and have minimum sales requirements that, if not met, could lead to termination or non-renewal of the contract, or the ability of the manufacturer to render the contract non-exclusive. If you have failed to comply or do not believe you will comply with any of these minimum sales requirements, and your non-compliance would harm your operating results or business materially, discuss the contract, the non-compliance and state what effect you anticipate the non-compliance will have.

Response: [**]

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005

If we complete the proposed acquisition of Wanwei..., page 6

15.      Please state whether or not Wanwei has any agreements with Wanhui regarding the distribution of Glurenorm. If it does, state whether or not these contracts will continue after the acquisition, and the terms of the contracts. If they have provisions allowing for termination for failure to meet sales goals, disclose in this risk factor that Wanhui has terminated agreements with you for failing to meet such sales targets.

Response: The Company has revised this disclosure in response to the Staff’s comment.

Our revenues may be substantially lower in 2004..., page 6

16.      You should expand this risk factor to state that your revenues for the period ended September 30, 2004 were substantially lower as a result of the lost revenue mentioned, and if true, state that you were not able to make up the lost revenue. Additionally, quantify the decrease in revenue for the nine month period ended September 30, 2004 as compared to the nine months ended September 30, 2003.

Response: The Company has revised this disclosure per the Staff’s comment.

17.      We note that Wanhui accounted for 98% of your business in 2003, and that same party is now selling you 80% of Wanwei. Is your performance under the mentioned contract and your acquisition of Wanwei in any way related? Please provide appropriate disclosure elsewhere in the prospectus regarding your historical and present relationship with Wanhui.

Response: [**]

We may be unable to compete..., page 6

18.      You state that many of your competitors have greater name recognition and a larger customer base. Please name your most relevant competitors to whom this description applies.

Response: The Company has revised this risk factor, per the Staff’s comment, to name its most relevant competitors who have greater name recognition and a larger customer base.

We may be unable to obtain additional capital when necessary..., page 7

19.      Please state how long you expect your current resources to last.

Response: The Company has revised this risk factor in response to the Staff’s comment.

We maybe unsuccessful in attracting..., page 7

20.      Please name the key sales personnel you mention here.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005

Response: In response to the Staff’s comment, the Company has revised this risk factor to delete any references to “key sales personnel.” The Company supplementally advises the Staff that it believes that BMP China’s and Wanwei’s sales personnel constitute “key personnel” collectively, but not individually.

21.      If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced.

Response: The Company supplementally advises the Staff that, while the Company has not had any specific problems attracting or retaining qualified personnel, due to intense competition for qualified personnel in China, it is likely that it may encounter such problems in the future.

We may be unable to manage our growth..., page 8

22.      This risk factor seems very generic to us in that it could apply to almost any company. Please amend this risk factor to discuss the risks growth poses to your company specifically, or delete it.

Response: The Company has revised this risk factor, per the Staff’s comment, to discuss its growth risks more specifically.

Because we have not been subject to the reporting requirements..., page 8

23.      This risk factor is generic in that it appears to apply to every new reporting company. Please revise to tailor the risk factor discussion to your company or delete it. For example, are you aware of any obstacles that may prevent you from implementing effective internal controls?

Response: The Company has revised this risk factor, per the Staff’s comment, to further tailor its discussion to the Company.

We have been advised of a material weakness..., page 9

24.      Please disclose each of the reportable conditions involving your internal and disclosure controls and discuss the potential effect on your financial statements. Also, state whether or not these reportable conditions and the material weakness you mention have been rectified.

Response: The Company has revised this risk factor in response to the Staff’s comment and to update the disclosure as a result of the completion of the audit of the Company’s financial statements for the year ended December 31, 2004.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 7

War or military or other actions..., page 9

25. This risk factor seems very generic to us in that it could apply to almost any company. Please amend this risk factor to discuss the risks growth poses to your company specifically, or delete it.

     Response: The Company has deleted this risk factor in response to the Staff’s comment.

Investors may be unable to enforce.., page 10

26. Please expand this risk factor to explain under what circumstances enforcing a judgment against you in a United States court would be an issue.

     Response: The Company has deleted this risk factor in response to the Staff’s comment.

We are a holding company..., page 10

27. You should note the historic losses of BMP [sic] China and Wanwei here. You should also state that if these losses continue, you will not be able to pay dividends or service any debt you may incur.

Response: The Company has revised this risk factor, per the Staff’s comment, to include the historic losses of BMP China and Wanwei and to state that if these losses continue, the Company will not be able to pay dividends or service any debt that it may incur.

Fluctuations in the Chinese Renminbi..., page 11

28. If the Chinese government controls the value of the Renminbi, adjusting it periodically, so state.

Response: In response to the Staff’s comment, the Company has revised this risk factor to state that the Chinese government exercises control over the value of the Renminbi and may adjust it periodically.

The ability of our Chinese operating subsidiaries..., page 11

29. Quantify what 50% of BMP China’s registered capital was as of the most recent practicable date.

Response: The Company has revised this risk factor, per the Staff’s comment, to disclose that monetary value of 50% of BMP China’s registered capital as of December 31, 2004.

Wanwei may be unable to obtain renewal..., page 13

30. If there are doubts as to whether Wanwei will satisfy all the requirements necessary in order to obtain the renewal, please revise to describe these requirements.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 8

Response: In response to the Staff’s comment, the Company has revised this risk factor to clarify that neither it nor Wanwei has any control over Wanwei’s ability to obtain renewal of its pharmaceutical distribution permit. The Company supplementally advises the Staff that it does not believe that Wanwei will not be able to satisfy all the requirements necessary to obtain the renewal.

Price control regulations..., page 14

31. Here, and in more detail in MD&A, please discuss current and expected trends in pricing.

Response: The Company has revised this risk factor and the MD&A in response to the Staff’s comment.

Collective tendering of pharmaceutical products ..., page 14

32. Please explain the term “collective tender.”

Response: The Company has revised this risk factor, per the Staff’s comment, to replace references to “collective tender” with “bidding process” (or similar variations thereof).

Sales of substantial amounts of our common stock .... page 15

33. Please identify the stockholder to which you refer.

Response: The Company has revised this risk factor per the Staff’s comment to name Abacus Investments Ltd. as the stockholder to which the risk factor refers.

If the ownership of our common stock..., page 15

34. In addition to the risks noted, please address more prominently the ways in which your concentrated ownership may also prevent or frustrate attempts to replace or remove the current management. We note that the risk of management entrenchment may be as great, if not greater, than the risk of discouraging potential suitors. Consider revising the caption to this risk factor accordingly.

Response: The Company has revised this risk factor, including its caption, to include additional disclosure regarding the risk of management entrenchment per the Staff’s comment.

Our common stock may experience extreme price and volume..., page 15

35. Disclose the high and low stock prices for your common stock as reported on the OTC Bulletin Board over the last twelve months, and the average daily volume over the past four weeks.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 9

Response: The Company has included within this risk factor the high and low stock prices of its common stock as reported on the Pink Sheets (please refer to the Company’s response to comment #1) and the average daily volume over the past four weeks.

As a stock quoted on the OTCBB..., page 16

36. Expand this risk factor to state that because of the penny stock restrictions, your stock price, and not just trading volume, may be adversely affected.

Response: The Company has revised this risk factor to state that, because of the penny stock restrictions, its stock price also may be adversely affected.

Selected Financial Data, page 20

37. Please provide five years of data as required by Item 302 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has updated the Selected Financial Data to include five years of financial data.

Beijing-Med Pharm Corporation and Subsidiary

September 30, 2004 Financial Statements

Notes to the Financial Statements

5. Common Stock, page F-8

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates, page 22

General

38. Please note that Critical Accounting Polices should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. Please revise your critical accounting policies which we believe should be described as critical accounting “estimates” to disclose the uncertainties involved in applying each principle and discuss the variability that is reasonably likely to result from the application. For each policy identified, ensure that management has analyzed and disclosed to the extent possible the following factors.

a)	How management arrived at the estimate;

b)	How accurate management’s estimate/assumption has been in the past;

c)	Whether the estimate/assumption is reasonably likely to change in the future; and

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 10

d)	Evaluate the sensitivity to change of critical accounting policies.

Refer to Release 33-8350.

Response: The Company has revised the MD&A to provide additional disclosure in response to the Staff’s comment.

MD&A, page 21

39. Please revise your MD&A so that there is more focus on analysis as required by our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that “MD&A requires ... an ‘analysis’ of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form.... A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects.” For example, please discuss the trends regarding pricing and pricing controls on your business. If so, how will this affect the demand for your services and products? Please review your entire MD&A and revise accordingly. We may have further comments.

Response: The Company has revised the MD&A in response to the Staff’s comment.

Results of Operations, page 23

40. In your discussion of net revenue, please discuss direct costs and the reason for any changes in direct costs from period to period.

Response: The Company has revised its discussion of net revenue to discuss direct costs and the reason for any changes in direct costs from period to period.

41. We note that historically, Wanhui has accounted for a significant amount of your business. Please file your supply, master services and other agreements with Wanhui as exhibits to the registration statement.

Response: Although Wanhui Shuanghe historically has accounted for a significant amount of the Company’s business, its agreements with Wanhui Shuanghe have been terminated. Accordingly, these agreements are not material to the Company and the Company does not believe it is appropriate to file a terminated agreement.

Our Business, page 28

42. Currently, your business section consists mainly of a summary of your strategy and does not explain your business itself. You should expand the disclosure significantly to describe the operations in which you are engaged currently and the markets into which you sell. We note that you have derived only $183,000 of revenue during the first nine months

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 11

of 2004. We may have further comments upon reviewing the disclosure you will provide in response to this comment.

Response: The Company has revised the business section to include additional disclosure in response to the Staff’s comment.

43. Please revise the discussion throughout to clarify the operations in which you are currently engaged and the operations in which you propose to engage. To the extent that you discuss future products and services, or products and services you have not sold in the last 12 months, provide their status and a timeframe for which you anticipate selling these products and any anticipated development and marketing costs involved with the product or service. If you no longer offer a particular product or service or have not provided that product or service to client during the last 12 months, so state. You should do this in each instance in which you discuss a different product or service. We may have further comments after reviewing your revised business section.

Response: The Company has revised this disclosure in response to the Staff’s comment.

44. On page 28, you state that you have established relationships with a number of independent representatives in China. If you have any agreements with any of these representatives which would be a material contract within the meaning of Item 601(b)(10) of Regulation S-K, please file it as an exhibit to the registration statement.

Response: The Company does not believe that any of its relationships with these independent representatives constitute material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

45. Please explain the nature of these relationships in the registration statement.

Response: The Company has revised this section to explain the nature of these relationships per the Staff’s comment.

46. You state that the permit and certificate you will possess after acquiring Wanwei will provide you with a strategic advantage. We do not understand how this can be, given that over 5,400 companies have the certification. Please revise your disclosure.

Response: The Company has deleted this sentence in response to the Staff’s comment.

Our Strategy and Solution, page 29

47. You state that you have an established track record of registering and marketing western pharmaceuticals. Please provide us with materials and information supporting this assertion or delete it.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 12

Response: The Company supplementally advises the Staff that BMP China has registered and marketed (or is in the process of registering and marketing) each of the following products for the following periods:

Drug Registrations
Name of Drug	Manufacturer/Owner	Date of Registration
Septopal 30	Biomet Merck	June 2004 (renewal)

Septocoll E	Biomet Merck	June 2003

[**]	[**]	[**]

Tiger Balm	Haw Par Healthcare, Ltd.	May 2000

Differin	Galderma S.A.	January 2000

Drug Marketing
Name of Drug	Manufacturer/Owner	Time Period
Septopal 30	Biomet Merck	January 2003 – Present

Septocoll E	Biomet Merck	May 2004 – Present

Elental	Ajinomoto Co.	June 1996 – February 1999

Stofilan Tablet and Injection	LEK Pharmaceuticals D.D.	May 1996 – October 2001

Agiolax	Madaus AG	May 1999 – March 2003

Carvidol	Ranbaxy Guangzhou China Limited	April 2004 – Present

Fem 7	Merck Pharmaceuticals, Ltd.	February 2004 – Present

Shuganyiyang Capsule	China High-Tech Corporation	May 2004 – Present

48. You mention your 15 dealer relationships. Please describe the scope of these relationships. Are they exclusive? Did [sic] you generate revenue from each of them in 2004? If so, how much? Do you have agreements with any of these dealers that are required to be filed as exhibits to the registration statement?

Response: The Company has revised the disclosure with respect to its relationships with its independent sales and marketing representatives in response to the Staff’s comment. The Company does not believe it is appropriate to file any of its agreements with these

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 13

representatives as exhibits to the Registration Statement because it does not consider any of these agreements to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K. [**]

49. You state that you will add further financial and human-resources. Please provide more detail in MD&A regarding your plans.

Response: In response to the Staff’s comment, the Company has revised the MD&A to provide more detail regarding its plans to add further financial and human resources.

Product Marketing, page 30

50. Please describe in more detail the actual activities in which you engage and how you are compensated for them. For instance, are your commissions calculated as a percentage of sales?

Response: In response to the Staff’s comment, the Company has revised the disclosure in this section to provide a more detailed description of the actual activities in which it engages and how it is compensated for such activities.

Clinical and Regulatory Services, 31

51. You state that your medical department’s staff has extensive experience in conducting clinical trials and product registration. Please state how many people make up this staff.

Response: The Company has revised this disclosure in response to the Staff’s comment.

52. How do you secure expedited registration timetables for clients? Can anyone do this?

Response: In response to the Staff’s comment, the Company has deleted the statement regarding its ability to secure expedited registration timetables for its clients.

53. We note that you charge clients a fee for product registration services. Please disclose your average fee from this type of business during 2004.

Response: The Company has revised this disclosure to include the average fees it received for product registration services during 2004.

54. Name all customers and partners from whom you derived 10% or more of your revenue during each of the last two years.

Response: The Company has revised this disclosure to identify all customers and partners from whom it has derived 10% or more of its revenue during each of the last two years.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 14

Our Product Portfolio, page 32

55. Name the manufacturers of Septopal 30, Septocoll E and Fem 7, and the owner of Shuganyiyang. Please file as exhibits to the registration statement agreements with these parties, as required by Item 601(b)(10) of Regulation S-K.

Response: The Company has revised this disclosure to include the names of the manufacturers of Septopal 30, Septocoll E, Fem 7 and Carvidol, and the owner of Shuganyiyang. The Company does not believe it is appropriate to file any of its agreements with these owners and manufacturers as exhibits to the Registration Statement because it does not consider any of these agreements to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

56. If you anticipate any problems meeting the sales requirements under any of these agreements, please consider including a separate risk factor discussion addressing the risk and potential consequences.

Response: [**]

57. Please disclose how you are compensated for the marketing and promotional activities you furnish in connection with your arrangements with each of these parties.

Response: In response to the Staff’s comment, the Company has included in this section a discussion describing how it is compensated for the marketing and promotional activities it furnishes in connection with each manufacturer and owner of the products in its product portfolio.

Competition, page 33

58. Please discuss competition as it pertains to each of your proposed lines of business. Also, in each category, name your most significant competitors.

Response: In response to the Staff’s comment, the Company has revised this section to discuss competition as it pertains to each of its proposed lines of business and to name its most significant competitors.

59. Please name the limited number of competitors who provide a suite of services comparable to your prospective “end-to-end” offering. Also, amend the Summary to indicate that you are not the only party in the marketplace with such an offering.

Response: The Company has revised this section in response to the Staff’s comment.

Wanwei Business, page 35

60. State whether or not as part of its wholesale selling, Wanwei actually takes title to the goods and books them as inventory.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 15

Response: The Company has revised this section to disclose that Wanwei takes title to the goods and books them as inventory.

61. State for whom Wanwei distributes the products listed, and the terms of the agreements with those parties.

Response: In response to the Staff’s comment, the Company has included in Amendment No. 1 the companies for whom Wanwei distributes the products listed in this section and any material terms of its agreements with those parties.

62. Do any of the agreements include provisions that allow for termination in the event Wanwei is acquired?

Response: The Company supplementally advises the Staff that these agreements do not include any provisions that allow for termination in the event Wanwei is acquired.

Regulation of the Pharmaceutical Industry in China, page 36

63. Much of this discussion is generic, in that it could apply to any company in your industry operating in China. Please make the disclosure more specific to your company.

Response: The Company has revised this discussion to make it more specific to the Company per the Staff’s comment.

64. Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section. Also, describe any incidence of noncompliance over the past three years.

Response: [**]

Employees, page 39

65. You state, “BMP China is required to contribute a portion of its employees’ total salaries to the Chinese government’s social insurance funds, including medical insurance, unemployment insurance and job injuries insurance, and a housing assistance fund, in accordance with relevant regulations.” Please quantify how much this has been historical and is expected to be going forward.

Response: The Company has revised this disclosure to include the specific amounts that the Company has contributed to the Chinese government’s social insurance funds during the past three fiscal years and how much it expects to contribute to these funds in the future.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 16

Properties, page 40

66. Please file the lease for your principal business and executive offices as an exhibit to the registration statement.

Response: The Company believes it is not appropriate to file the lease of its principal business and executive offices as an exhibit to the Registration Statement because the Company does not consider this lease to be a material contract within the meaning of Item 601(b)(10) of Regulation S-K. The term of this lease is 12 months from February 1, 2005 and the rent payments are $2,373.50 per month.

The Selling Stockholders, page 41

67. Please identify the natural person or persons who have voting or investment control over the securities that the various selling-stockholder entities own.

Response: The Company is in the process of obtaining this information and where such information has been obtained prior to the filing of this Amendment No. 1, these disclosures have been added, where appropriate, in response to the Staff’s comment.

Plan of Distribution, page 52

68. We note that some of the selling stockholders may be broker-dealers. If these entities obtained these securities other than as compensation for underwriting services, then they will be deemed to be underwriters under the Securities Act. In that case, please revise your disclosure to include any such parties as underwriters in the “plan of distribution” section and other sections of the prospectus as appropriate.

Response: The Company is in the process of obtaining this information from the selling stockholders, and will update the Registration Statement as necessary following the filing of Amendment No. 1 to the extent that it becomes aware of any selling stockholders who are registered broker-dealers. The Company currently is not aware of any selling stockholders who are registered broker-dealers.

69. If any of the selling stockholders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

•	The selling stockholder purchased in the ordinary course of business; and

•	At the time of the purchase, the selling stockholder had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus as to any of these selling stockholders, please revise the prospectus to state the seller is an underwriter.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 17

Response: The Company added this disclosure in the footnotes to the selling stockholder section of Amendment No. 1 in response to the Staff’s comment where this information has been obtained from the selling stockholders, is in the process of obtaining this information from the remaining selling stockholders, and anticipates that it will be able to provide these representations with respect to all of the selling stockholders.

Management, page 54

70. Please disclose Mr. Wang’s business experience between 2000 and 2002.

Response: In response to the Staff’s comment, the Company has revised this disclosure.

Code of Ethics, page 57

71. Please file your code of ethics as an exhibit or tell investors how they may obtain or view a copy.

Response: In response to the Staff’s comment, the Company has included additional disclosure regarding its Code of Ethics and Business Conduct.

Principal Stockholders, page 66

72. Please name the natural persons who have sole or shared voting and investment power for the shares beneficially owned by Abacus Investments.

Response: The Company has revised this disclosure per the Staff’s comment.

Description of Securities, page 37

73. Please disclose the date(s) on which the warrants expire.

Response: In response to the Staff’s comment, the Company has revised this disclosure to disclose the date on which the warrants expire.

Beijing -Med Pharm Corporation and Subsidiary

September 30, 2004 Financial Statements

Notes to the Financial Statements

5. Common Stock, page F-8

74. We note that in April 2004 you issued warrants to purchase an aggregate of 400,000 shares. This appears to be inconsistent with information you have disclosed on page II-2 that asserts the warrants were issued in March 2004. In addition, page II-2 does not

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 18

disclose the warrant to purchase 173,913 shares of your common stock. Please revise or advise.

Response: The disclosure in Amendment No. 1 has been revised to correct the inconsistency identified by the Staff’s comment and to otherwise clarify this disclosure in response to the Staff’s comment.

75. Please tell us supplementally where and in what amounts you have recorded in your financial statements the fair value of the warrants in the preceding comment as well as the 157,500 shares and 260,250 shares issued in February and April 2004, respectively.

Response: The Company supplementally advises the Staff that the 157,500 shares referred to in Footnote 5, page F-8, were valued at $1.00 per share. As the associated services were supplied in connection with an equity transaction (i.e., the reverse merger and the acquisition of BMP China), the fair value amount ($157,500) was recorded as a charge to additional paid-in capital, or APIC. The 260,250 shares referred to in Footnote 5, page F-8, were valued at $1.15 per share. As the associated services were supplied in connection with an equity transaction (i.e., the reverse merger and the acquisition of BMP China), the fair value amount ($299,287.50) was recorded as a charge to APIC.

9. Stock Based Compensation, page F-9

76. We note elsewhere in your filing that in February 2004, your board of directors adopted a Stock Incentive Plan (page 60). Please enhance this disclosure to include the general description of this plan, as required by paragraph 4G of SFAS 123.

Response: The Company has revised this section to include a general description of its Stock Incentive Plan in response to the Staff’s comment.

Beijing Med-Pharm Market Calculating Co., Ltd.

December 31 2003 Financial Statements

Financial Statements

Statement of Operations, page F-14

77. Please include a line item for cost of sales as required by Rule 5-03(b) of Regulation S- X.

Response: The Company supplementally advises the Staff that, as a service-based company, the Company does not have cost of sales and therefore the Company believes that it is not appropriate to include a line item for cost of sales.

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 19

Note 1. Significant Accounting Policies

Reporting Entity, page F-16

78. Please disclose your functional currency for your foreign operations. Supplementally provide us your analysis for your functional currency addressing the items in Appendix A of FAS 52.

Response: The Company has revised this section to disclose its functional currency for its foreign operations.

For a supplemental analysis of the Company’s functional currency addressing the items in Appendix A of FAS 52, please refer to the Company’s response to comment #84.

Revenue Recognition, F-16

79. We believe that your revenue recognition policy disclosure could be enhanced by providing greater detail regarding the specifics of your revenue producing activities. We note that you provide a wide variety of marketing related services. While you appear to have aggregated these services into one revenue category, it is unclear whether each service has similar recognition policies. In light of this, please disclose all of the Company’s material revenue producing activities separately, and state the revenue recognition policy for each. Please expand your revenue recognition disclosure to describe the nature of your contracts, how and when revenue is recognized for your services, and how and when you receive payment for your services. Include the significant terms of the agreements, such as contract duration, billing terms, termination provisions, etc. Explain how the terms correlate to the revenue recognition policy.

Response: The Company has updated its disclosure in Revenue Recognition in response to the Staff’s comment.

Earnings Per Share, page F-16

80. Please demonstrate the timing for when you start computing earnings (loss) per share.

Response: The Company has revised this section to demonstrate the timing for when it starts computing earnings (loss) per share. The Company supplementally advises the Staff that it began computing earnings (loss) per share upon completing the acquisition of BMP China in February 2004, the period when the Company had earnings activity.

Note 4. Segment Information, page F-18

81. Please tell us why disclosure of the revenue for each of your services and/or products is not required by paragraph 37 of FAS 131.

Response: The Company supplementally advises the Staff that because 100% of the reported revenues are with respect to marketing and promotion services for the years or

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 20

periods presented, disclosure of the revenue for each of the Company’s services is not required by paragraph 37 of FAS 131.

Note 8. Subsequent Event; page F-19

Acquisition: page F-6

82. Please provide us supplementally a description of your accounting treatment of the January 2004 reverse merger with Just Great Coffee, Inc., and the February 2004 acquisition of BMP China and how your treatment complies with FAS 141. In your response, for each of these transactions:

     a) Identify the legal acquirer and acquiree and the entity who is the accounting acquirer and acquiree. Provide us are analysis demonstrating why your conclusion as to the accounting acquirer by addressing paragraph 17 of FAS 141.

     b) Provide historical background (i.e. dates of incorporation) on each of the two entities prior to the merger.

     c) Identify the stockholders, and any other parties to the entities immediately before the acquisition.

Consider revising your disclosure accordingly and in addition, ensure that you’ve provided all the disclosures required by paragraphs 51 through 58 of FAS 141.

Response: The Company supplementally advises the Staff that, with respect to the January 2004 reverse merger:

The legal acquirer was Just Great Coffee, Inc. and the legal acquiree was Beijing Med-Pharm Corporation; the accounting acquirer was Beijing Med-Pharm Corporation and the accounting acquiree is Just Great Coffee, Inc. Stockholders of Beijing Med-Pharm Corporation received the larger portion of voting rights in the combined entity and also control the board of directors. All members of management of the combined entity are Beijing Med-Pharm Corporation employees, none of whom were retained from Just Great Coffee, Inc.

Just Great Coffee, Inc. was incorporated on May 31, 1994 and Beijing Med-Pharm Corporation was incorporated on November 10, 2003.

The names of all stockholders of Just Great Coffee, Inc. prior to the merger are set forth in the Transfer Agent List attached as Schedule 1. Beijing Med-Pharm Corporation was 100% owned by Just Great Coffee, Inc. prior to the merger.

The Company also supplementally advises the Staff that, with respect to the February 2004 acquisition:

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 21

Beijing Med-Pharm Corporation acquired BMP China, both legally and in accordance with SFAS No. 141. Beijing Med-Pharm Corporation stockholders received the larger portion of voting rights in the combined entity and the Beijing Med-Pharm board of directors retained control of the combined entity after the acquisition of BMP China. The senior management of Beijing Med-Pharm Corporation dominates the management team of the combined entity.

BMP China was incorporated in May 1994. Beijing Med-Pharm Corporation was incorporated in November 2003. BMP China was 100% owned by Abacus Investments Ltd. prior to the acquisition. Paragraph 11 of SFAS No. 141 states “The term business combination as used in this Statement also excludes transfers of net assets or exchanges of equity interests between entities under common control. Paragraphs of Appendix D provide examples of those transactions and accounting guidance for them.” As Abacus was a 90% owner of BMPC prior to the acquisition, consistent with paragraph 11 of SFAS No. 141, the transaction was accounted for at historical cost, in accordance with Appendix D, paragraph D12 of SFAS No. 141.

Beijing Wanwei Pharmaceutical Co., Ltd.

December 31, 2003 Financial Statements

Notes to the Financial Statements

1. Significant Accounting Policies Reporting Entity, page F-33

83. Please provide the disclosures required by SAB Topic 1. B. Allocation of Expenses and related disclosures in financial statements of subsidiaries.

Response: The Company supplementally advises the Staff that, because no such costs exist, no disclosure under SAB Topic 1.B. is required.

84. Please disclose your functional currency for your foreign operations. Supplementally provide us your analysis for your functional currency addressing the items in Appendix A of FAS 52.

Response: The Company has revised this section to disclose the functional currency for Wanwei’s foreign operations per the Staff’s comment. In response to the Staff’s request that the Company provide the Staff with an analysis of Wanwei’s functional currency addressing the items in Appendix A of FAS 52, the Company supplementally advises the Staff as follows:

Cash flows related to BMP China’s individual assets and liabilities are primarily in Chinese RMB and do not directly impact the cash flows of Beijing Med-Pharm Corporation. Furthermore, sales prices for BMP China’s services are not primarily responsive on a short-term basis to changes in exchange rates but are determined by local competition or local government regulation and there is an active local sales market for

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 22

BMP China’s services. Additionally, labor, materials, and other costs for BMP China’s services are primarily local costs.

Trade Accounts Receivable and Concentration of Credit Risk, page F-33

85. Please disclose the amount of bad debt expense on the face of your statements of operations as required by 5-03(b) of Regulation S-X. Tell us supplementally the reason for fluctuations in bad debt expense from period to period.

Response: The Company has revised this disclosure to disclose the amount of bad debt expense on the face of Wanwei’s statements of operations per the Staff’s comment. [**]

86. Please provide to us, supplementally, management’s justification for the increase in the allowance for doubtful accounts between December 2001 and December 2002 and why the allowance did not change from December 31, 2002 to 2003. We note in each of the three years the accounts receivable and sales have decreased.

Response: [**]

Inventory, page F-33

87. Please provide to us, supplementally, management’s justification for the increase in the allowance for obsolete inventory (109%) between December 2002 and December 2003. Please include in your response the facts and circumstances that led to the increase, and consider any known trends or uncertainties that the change implies. Further, advise why you have not written any inventory off that has been provided for by this allowance.

Response: [**]

Revenue Recognition, page F-33

88. Disclose the amount of shipping and handling costs included in selling and marketing costs for each period presented as required by EITF 00-10.

Response: The Company has included this disclosure in Amendment No. 1 per the Staff’s comment.

Note 9 Major Customer, page F-36

89. Please disclose the amount of the sales and cost of sales and any other expenses with your parent on the face of the financial statements as required by rule 4-08(k).

Response: The Company only has sales and marketing expenses related to sales and does not record cost of sales and accordingly, no change has been made to the financial statements.

Beijing Med-Pharm Corporation and Subsidiary

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 23

Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Statements, page F-42

90. Please enhance your pro forma adjustment disclosures by ensuring that they are detailed enough to understand your basis for the adjustment and how the adjustment was computed. Refer to Rule 11-02(b)(6) of Regulation S-X.

For example:

a)	Note 2 — Pro forma Adjustments — Balance Sheet should reconcile the $3,089,000 payable to be forgiven to the $4,896,502 shown in the pro forma balance sheet. Further, please present a reconciliation to the purchase price showing the allocation of the assets and liabilities with more detail and description particularly of the nature and amount of intangible assets acquired. Explain why a deferred tax asset is acquired as shown on the pro forma balance sheet.

b)	Note 3 Pro forma — Statement of Operations should explain the effects, if any, of acquiring the intercompany manufacturing agreement where Beijing Wanwei Pharmaceutical Co. Ltd sells product manufactured by its parent, the Wanwei Group.

Response: The Company has revised its pro forma adjustment disclosures in response to the Staff’s comment. [**]

Recent Sales of Unregistered Securities, page II-2

91. As to your March 2004 sale of 8,695,652 shares of common stock to 139 investors, supplementally, please tell us how this offering was conducted. How many potential investors were offered securities? Did you have prior relationships with each of these offerees? Provide your analysis as to whether or not there was a general solicitation.

Response: Philadelphia Brokerage Corporation (“PBC”), which acted as placement agent in this private placement, has advised the Company that

•	offers were made to an aggregate of 211 potential investors (“Offerees”);

•	there were no advertisements, articles, notices or other communications with respect to the private placement published in any newspaper, magazine or similar media or broadcast over television or radio;

•	142 investors purchased shares of the Company’s common stock in the offering (please note correction to the number of investors previously disclosed in the Registration Statement), all of whom represented that they were accredited;

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 24

•	168 of the 211 Offerees and 99 of the 142 investors in the private placement had existing relationships with PBC and PBC was aware that such individuals were accredited investors who may desire to purchase shares of the Company’s common stock in a private placement; and

•	43 of the 211 Offerees and 43 of the 142 investors in the private placement did not have existing relationships with PBC but were business associates and friends of investors that were referred to PBC in connection with the private placement.

Based on the pre-existing relationships of PBC with a significant majority of the Offerees and investors in the private placement and the relationships between the balance of the Offerees and investors with other investors and based on the absence of any advertisements, notices or other similar forms of communication, the Company believes that there was no general solicitation.

Exhibits

92. Please file all exhibits to the registration statement as soon as possible, preferably with your next amendment. We need ample time to review them before we can declare your filing effective.

Response: The Company anticipates filing the balance of the exhibits as soon as reasonably practicable and acknowledges that the Staff needs time to review them before the filing can be declared effective.

*****************************************

If you have any questions, please feel free to contact me at (215) 963-5262 or Jeffrey P. Bodle at (215) 963-5417.

Very truly yours,

Joanne R. Soslow

enclosures

c:	Tabitha Atkins
James Rosenberg
Michael Reedich
David Gao
Edwin Norse

Jeffrey Riedler
Securities and Exchange Commission
April 19, 2005
Page 25

Fred Powell
Brian Davis
Jeffrey P. Bodle

Schedule 1

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